NEXEN INC. 801 - 7 Avenue SW Calgary AB Canada T2P 3P7 T 403 699.5147 F 403 699.7569 www.nexeninc.com Email james_cummings@nexeninc.com

September 15, 2010

Via Courier and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. N.E.
Washington, D.C.
20549

Attention:  H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

Re:	Nexen Inc.'s Form 10-K for Fiscal Year Ended December 31, 2009 filed February 25, 2010 File No. 1-6702

In your letter dated September 2, 2010, you requested that we respond to your questions regarding our Form 10-K for 2009 and our response letter dated July 29, 2010 within 10 business days, or tell you when we would provide a response.  We require additional time to conclude discussions internally and with third parties whose input is required before our response is finalized, and propose to submit our response to you by September 29, 2010.

We trust this extension to the deadline is acceptable.  Please contact me at (403) 699-5147 if you have any questions or concerns regarding the foregoing.

Sincerely,

Nexen Inc.

/s/ C. James Cummings
C. James Cummings
Senior Counsel, Corporate & Assistant Secretary